United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

August 2004

Valley of the Rio Doce Company

(Translation of Registrant’s name into English)

Avenida Graça Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- _______.)

Press Release
Signatures

This report on Form 6-K is hereby incorporated by reference into the Registration Statement on Form F-3 of Vale Overseas Limited, File No. 333-110867-01 and the Registration Statement on Form F-3 of Companhia Vale do Rio Doce, File No. 333-110867 and shall be deemed to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Press Release

CVRD Announces Forward Stock Split

Rio de Janeiro, August 18, 2004 – Companhia Vale do Rio Doce (CVRD) informs that the forward stock split proposal was approved today at the Extraordinary General Shareholders’ Meeting. Therefore, CVRD’s capital will be composed of 1,165,677,168 shares, with 749,949,429 common shares and 415,727,739 preferred class “A” shares.

Starting tomorrow, August 19, each share of the Company traded in the São Paulo Stock Exchange (Bovespa) will undergo a forward stock split into three shares. Hence, each current share, both common (VALE3) and preferred (VALE5) will be represented by three shares post-split.

On August 24, the distribution of new shares as a result of the split will take place, in the proportion of two additional shares issued per each existing share, for the shareholders on record as of August 18 (record date in Brazil).

Starting on September 7, each American Depositary Receipt (ADR) representing common shares (RIO) or preferred shares (RIOPR) of the Company listed on the New York Stock Exchange (NYSE) will also undergo a forward split. Furthermore, also on September 7, the distribution of new ADRs, in the proportion of two additional ADRs issued per existing ADR, will be finalized, for ADR holders on record as of August 23 (record date in the US). As a result, the proportion of one ADR to one underlying common or preferred share will be maintained.

Due to operational reasons, between August 19 and September 3, the shares listed on the Bovespa will be traded post-split whereas the ADRs listed on the NYSE will be traded pre-split.

JP Morgan, CVRD’s depositary bank, will not execute issuances and/or cancellations of ADRs between August 23 and September 9. The trading of CVRD’s ADRs will occur normally.

The forward stock split being executed by CVRD aims to reposition the share prices after substantial appreciation, facilitating at the same time the trading by retail investors.

For further information, please contact:
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br +55-21-3814-4540
Rafael Campos: rafael.campos@cvrd.com.br +55-21-3814-4353
Barbara Geluda: barbara.geluda@cvrd.com.br +55-21-3814-4557
Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946
Eduardo Mello Franco: eduardo.mello.franco@cvrd.com.br +55-21-3814-9849
Rafael Azevedo: rafael.azevedo@cvrd.com.br +55-21-3814-4700

This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE
(Registrant)

Date: August 19, 2004	By:	/s/ Fabio de Oliveira Barbosa

Fabio de Oliveira Barbosa
Chief Financial Officer